BANKINTER
Institutional Relations
Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)
Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 – Stop 3-6
450 Fifth St. NW
Washington DC 20549
USA


05006961

Madrid , March 27th 2005

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by Bankinter S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act of 1934.

Attached reports of 2004

- Balance Sheet as of October, November & December 2004,(Spanish Banking Committee) Reports # 1,2,3.
- P&L as of December 2004 (Spanish Banking Committee) Report # 4
- 3rd interim 2004 dividend . Report # 5
- 2004 FY Results Financial Summary. Report # 6

Yours sincerely,

José Luis Vega
Director

PS: Should you need any further information about us, please visit:
http://www.ebankinter.com

4/4

Report # 1

OCTUBRE 04
31 de octubre de 2004

ACTIVO	Miles de Euros	PASIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**219,985**	**1. ENTIDADES DE CRÉDITO**	**5,872,537**
1.1. Caja	57,355	1.1. A la vista	234,782
1.2. Banco de España	133,199	1.2. A plazo o con preaviso	5,637,755
1.3. Otros bancos centrales	29,431		
2. DEUDAS DEL ESTADO (a)	**5,673,825**	**2. DÉBITOS A CLIENTES**	**15,825,360**
		2.1. Depósitos de ahorro	11,482,383
3. ENTIDADES DE CRÉDITO	**1,782,103**	2.1.1. A la vista	6,848,230
3.1. A la vista	208,772	2.1.2. A plazo	4,634,153
3.2. Otros créditos	1,573,331	2.2. Otros débitos	4,342,977
		2.2.1. A la vista	0
4. CRÉDITOS SOBRE CLIENTES	**17,964,660**	2.2.2. A plazo	4,342,977
Pro-memoria: Entidades de contrapartida central	0	Pro-memoria:Entidades de contrapartida central	7,000
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA	**551,750**		
5.1. De emisión pública	116,870	**3. DÉBITOS REPRESENTADOS POR VALORES NEGOCIABLES**	**3,299,535**
5.2. Otros emisores	434,880	3.1. Bonos y obligaciones en circulación	1,125,492
Pro memoria: títulos propios	0	3.2. Pagarés y otros valores	2,174,043
6. ACCIONES Y OTROS TÍTULOS DE RENTA VARIABLE	**34,280**		
		4. OTROS PASIVOS	**731,884**
7. PARTICIPACIONES	**36,334**		
7.1. En entidades de crédito	0		
7.2. Otras participaciones	36,334	**5. CUENTAS DE PERIODIFICACIÓN**	**208,106**
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO	**89,231**		
8.1. En entidades de crédito	0	**6. PROVISIONES PARA RIESGOS Y CARGAS**	**245,928**
8.2. Otras	89,231	6.1. Fondos de pensionistas	7
		6.2. Provisión para impuestos	0
9. ACTIVOS INMATERIALES	**80**	6.3. Otras provisiones	245,921
9.1. Gastos de constitución	0		
9.2. Otros gastos amortizables	80		
		6. bis. FONDO PARA RIESGOS GENERALES	7,901
10. ACTIVOS MATERIALES	**110,747**		
10.1. Terrenos y edificios de uso propio	39,917		
10.2. Otros inmuebles	11,589	**7. BENEFICIOS DEL EJERCICIO**	**0**
10.3. Mobiliario, instalaciones y otros	59,241		
		8. PASIVOS SUBORDINADOS	**690,932**
11. CAPITAL SUSCRITO NO DESEMBOLSADO	**0**		
11.1. Dividendos pasivos reclamados no desembolsados	0	**9. CAPITAL SUSCRITO**	**115,276**
11.2. Resto	0		
12. ACCIONES PROPIAS	**11,748**	**10. PRIMAS DE EMISIÓN**	**271,219**
Pro memoria: nominal	1,416		
13. OTROS ACTIVOS	**1,083,332**	**11. RESERVAS**	**383,607**
14. CUENTAS DE PERIODIFICACIÓN	**116,437**	**12. RESERVAS DE REVALORIZACIÓN**	**22,227**
15. PÉRDIDAS DEL EJERCICIO	**0**	**13. RESULTADOS DE EJERCICIOS ANTERIORES**	**0**
TOTAL ACTIVO	**27,674,512**	**TOTAL PASIVO**	**27,674,512**
CUENTAS DE ORDEN		CUENTAS DE ORDEN	
1. PASIVOS CONTINGENTES	3,298,386	2. COMPROMISOS	4,361,933
1.1. Redescuentos, endosos y aceptaciones	0	2.1. Cesiones temporales con opción de recompra	0
1.2. Activos afectos a diversas obligaciones	0	2.2. Disponibles por terceros	4,337,763
1.3. Fianzas, avales y cauciones	3,143,933	2.3. Otros compromisos	24,170
1.4. Otros pasivos contingentes	154,453		
		SUMA CUENTAS DE ORDEN	7,660,319

Report # 2

NOVIEMBRE 04
30 de noviembre de 2004

ACTIVO	Miles de Euros	PASIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**246,158**	**1. ENTIDADES DE CRÉDITO**	**7,428,835**
1.1. Caja	63,535	1.1. A la vista	264,411
1.2. Banco de España	157,874	1.2. A plazo o con preaviso	7,164,424
1.3. Otros bancos centrales	24,749		
2. DEUDAS DEL ESTADO (a)	**6,242,072**	**2. DÉBITOS A CLIENTES**	**14,810,788**
		2.1. Depósitos de ahorro	10,882,224
3. ENTIDADES DE CRÉDITO	**1,994,655**	2.1.1. A la vista	6,654,581
3.1. A la vista	298,618	2.1.2. A plazo	4,227,643
3.2. Otros créditos	1,696,037	2.2. Otros débitos	3,928,564
		2.2.1. A la vista	0
4. CRÉDITOS SOBRE CLIENTES	**18,186,134**	2.2.2. A plazo	3,928,564
Pro-memoria: Entidades de contrapartida central	0	Pro-memoria:Entidades de contrapartida central	7,000
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA	**752,302**		
5.1. De emisión pública	317,585	**3. DÉBITOS REPRESENTADOS POR VALORES NEGOCIABLES**	**3,542,233**
5.2. Otros emisores	434,717	3.1. Bonos y obligaciones en circulación	1,125,492
Pro memoria: títulos propios	0	3.2. Pagarés y otros valores	2,416,741
6. ACCIONES Y OTROS TÍTULOS DE RENTA VARIABLE	**38,812**		
		4. OTROS PASIVOS	**785,203**
7. PARTICIPACIONES	**36,339**		
7.1. En entidades de crédito	0		
7.2. Otras participaciones	36,339	**5. CUENTAS DE PERIODIFICACIÓN**	**216,536**
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO	**90,884**		
8.1. En entidades de crédito	0	**6. PROVISIONES PARA RIESGOS Y CARGAS**	**242,767**
8.2. Otras	90,884	6.1. Fondos de pensionistas	7
		6.2. Provisión para impuestos	0
9. ACTIVOS INMATERIALES	**206**	6.3. Otras provisiones	242,760
9.1. Gastos de constitución	0		
9.2. Otros gastos amortizables	206		
		6. bis. FONDO PARA RIESGOS GENERALES	7,901
10. ACTIVOS MATERIALES	**111,469**		
10.1. Terrenos y edificios de uso propio	39,857		
10.2. Otros inmuebles	11,571	**7. BENEFICIOS DEL EJERCICIO**	**0**
10.3. Mobiliario, instalaciones y otros	60,041		
		8. PASIVOS SUBORDINADOS	**690,932**
11. CAPITAL SUSCRITO NO DESEMBOLSADO	**0**		
11.1. Dividendos pasivos reclamados no desembolsados	0	**9. CAPITAL SUSCRITO**	**115,276**
11.2. Resto	0		
12. ACCIONES PROPIAS	**11,748**	**10. PRIMAS DE EMISIÓN**	**271,219**
Pro memoria: nominal	1,416		
13. OTROS ACTIVOS	**690,552**	**11. RESERVAS**	**383,607**
14. CUENTAS DE PERIODIFICACIÓN	**116,193**	**12. RESERVAS DE REVALORIZACIÓN**	**22,227**
15. PÉRDIDAS DEL EJERCICIO	**0**	**13. RESULTADOS DE EJERCICIOS ANTERIORES**	**0**
TOTAL ACTIVO	28,517,524	**TOTAL PASIVO**	28,517,524
CUENTAS DE ORDEN		CUENTAS DE ORDEN	
1. PASIVOS CONTINGENTES	3,213,622	2. COMPROMISOS	4,424,568
1.1. Redescuentos, endosos y aceptaciones	0	2.1. Cesiones temporales con opción de recompra	0
1.2. Activos afectos a diversas obligaciones	0	2.2. Disponibles por terceros	4,388,282
1.3. Fianzas, avales y cauciones	3,071,110	2.3. Otros compromisos	36,286
1.4. Otros pasivos contingentes	142,512		
		SUMA CUENTAS DE ORDEN	7,638,190

Report # 3

DICIEMBRE 04
31 de diciembre de 2004

ACTIVO	Miles de Euros	PASIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**170,761**	**1. ENTIDADES DE CRÉDITO**	**7,034,470**
1.1. Caja	73,000	1.1. A la vista	125,005
1.2. Banco de España	67,332	1.2. A plazo o con preaviso	6,909,465
1.3. Otros bancos centrales	30,429		
2. DEUDAS DEL ESTADO (a)	**7,001,442**	**2. DÉBITOS A CLIENTES**	**14,640,712**
		2.1. Depósitos de ahorro	10,248,854
3. ENTIDADES DE CRÉDITO	**1,780,185**	2.1.1. A la vista	6,783,496
3.1. A la vista	251,899	2.1.2. A plazo	3,465,358
3.2. Otros créditos	1,528,286	2.2. Otros débitos	4,391,858
		2.2.1. A la vista	0
4. CRÉDITOS SOBRE CLIENTES	**18,749,290**	2.2.2. A plazo	4,391,858
Pro-memoria: Entidades de contrapartida central	0	Pro-memoria:Entidades de contrapartida central	7,000
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA	**540,160**		
5.1. De emisión pública	117,392	**3. DÉBITOS REPRESENTADOS POR VALORES NEGOCIABLES**	**4,987,120**
5.2. Otros emisores	422,768	3.1. Bonos y obligaciones en circulación	2,125,492
Pro memoria: títulos propios	0	3.2. Pagarés y otros valores	2,861,628
6. ACCIONES Y OTROS TÍTULOS DE RENTA VARIABLE	**23,633**		
		4. OTROS PASIVOS	**562,066**
7. PARTICIPACIONES	**36,992**		
7.1. En entidades de crédito	0		
7.2. Otras participaciones	36,992	**5. CUENTAS DE PERIODIFICACIÓN**	**209,238**
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO	**91,742**		
8.1. En entidades de crédito	0	**6. PROVISIONES PARA RIESGOS Y CARGAS**	**236,977**
8.2. Otras	91,742	6.1. Fondos de pensionistas	7
		6.2. Provisión para impuestos	0
9. ACTIVOS INMATERIALES	**323**	6.3. Otras provisiones	236,970
9.1. Gastos de constitución	0		
9.2. Otros gastos amortizables	323		
		6. bis. FONDO PARA RIESGOS GENERALES	7,901
10. ACTIVOS MATERIALES	**112,742**		
10.1. Terrenos y edificios de uso propio	39,777		
10.2. Otros inmuebles	11,361	**7. BENEFICIOS DEL EJERCICIO**	**157,691**
10.3. Mobiliario, instalaciones y otros	61,604		
		8. PASIVOS SUBORDINADOS	**690,932**
11. CAPITAL SUSCRITO NO DESEMBOLSADO	**0**		
11.1. Dividendos pasivos reclamados no desembolsados	0	**9. CAPITAL SUSCRITO**	**115,276**
11.2. Resto	0		
12. ACCIONES PROPIAS	**12,038**	**10. PRIMAS DE EMISIÓN**	**271,219**
Pro memoria: nominal	1,416		
13. OTROS ACTIVOS	**673,952**	**11. RESERVAS**	**383,607**
14. CUENTAS DE PERIODIFICACIÓN	**126,176**	**12. RESERVAS DE REVALORIZACIÓN**	**22,227**
15. PÉRDIDAS DEL EJERCICIO	**0**	**13. RESULTADOS DE EJERCICIOS ANTERIORES**	**0**
TOTAL ACTIVO	**29,319,436**	**TOTAL PASIVO**	**29,319,436**
CUENTAS DE ORDEN		CUENTAS DE ORDEN	
1. PASIVOS CONTINGENTES	3,091,975	2. COMPROMISOS	4,455,892
1.1. Redescuentos, endosos y aceptaciones	0	2.1. Cesiones temporales con opción de recompra	0
1.2. Activos afectos a diversas obligaciones	0	2.2. Disponibles por terceros	4,418,456
1.3. Fianzas, avales y cauciones	2,942,554	2.3. Otros compromisos	37,436
1.4. Otros pasivos contingentes	149,421		
		SUMA CUENTAS DE ORDEN	7,547,867

Report # 4

INCOME STATEMENT

Thousand Euros	As of December 2004 Amount	% o/ATAs
Average total assets	**26,447,082**	**100**
Interest revenue	837,844	3.17
of which : fixed-income securities	191,459	0.72
Interest expense	450,860	1.70
Revenue from equity portfolio	16,006	0.06
Net interest income	**402,990**	**1.52**
Fees and commissions net	175,078	0.66
Basic income	**578,068**	**2.19**
Revenue from financial transactions	27,353	0.10
Ordinary income	**605,421**	**2.29**
Operating expenses	305,358	1.15
a) Personnel	168,220	0.64
b) General and administrative	137,138	0.52
Depreciation and writte-downs	15,931	0.06
Other operating items	-253	0.00
Operating Income	**283,879**	**1.07**
Income of companies-equity method	34,165	0.13
Amortization of goodwill in consolidation	1,416	0.01
Income from group transactions	-47	0.00
Writte-offs and provsions for loan losses	51,382	0.19
of which: New Circular from Bank of Spain	31,733	0.12
Writte-down of long term financial investments	-186	0.00
Extraordinary income	1,185	0.00
Income before taxes	**266,570**	**1.01**
Corporate income tax	88,691	0.34
Net consolidated income	**177,879**	**0.67**
Minority interest	14,808	0.05
Net attibutable income	**163,071**	**0.62**

Report # 5



NEWS RELEASE *From: BANKINTER,S.A.*

Contact: Jose Luis Vega Tel: + 34 91 6234341

jlvegar@bankinter.es

Maru Alonso Tel: + 34 91 6234336

mlalonso@bankinter.es

BANKINTER PAYS ITS THIRD 2004 INTERIM DIVIDEND

Madrid, December 16th 2004 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on January 8th 2005, it will pay its third 2004 interim dividend of Euros 0.27258 gross per share representing a net amount of Euros 0.231693 .

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.


4th QUARTER
DECEMBER
2 0 0 4

FINANCIAL SUMMARY

Report # 6

BANKINTER

1.Financial highlights



Thousands of €	12/31/2004	12/31/2003	%	12/31/2004 Million US$ (1)
BALANCE SHEET				
Total assets	29,406,273	23,929,790	22.89	40,054.37
Credit facilities and loans	18,744,814	16,466,953	13.83	25,532.31
Credit facilities and loans ex-securitization	23,654,000	20,509,859	15.33	32,219.11
Customer funds	19,525,811	17,694,597	10.35	26,596.11
Off-balance-sheet managed funds	9,308,247	8,983,204	3.62	12,678.76
EARNINGS				
Net interest income	402,990	411,195	-2.00	548.91
Basic income	578,068	563,615	2.56	787.39
Total net ordinary revenue	605,421	593,109	2.08	824.64
Net operating income	283,879	292,481	-2.94	386.67
Income before taxes	266,570	213,800	24.68	363.09
Net income attributed to the Group	163,071	133,042	22.57	222.12
RATIOS (%)				
Nonperforming loans/ total risk exposure ex-securitization	0.21%	0.28%	-25.00	
Recorded allowance/nonperforming loans	794.71%	612.22%	29.81	
Efficiency ratio	50.44%	48.13%	4.80	
ROE	18.24%	16.75%	8.90	
ROA	0.62%	0.55%	12.73	
Capital ratios	11.80%	12.29%	-3.96	
Tier 1 capital	7.83%	8.01%	-2.25	
BANKINTER SHARES				
Number of shares	76,850,452	75,944,167	1.19	
Closing price	39.19	32.55	20.40	
EPS, Earnings per share (euros)	2.15	1.77	21.47	
DPS, Dividend per share (euros)	1.05	0.95	10.53	
BRANCHES AND CENTERS				
Number of branches	308	285	8.07	
Commercial management centers				
Company Business Units	39	39	0.00	
Small Businesses	47	27	-	
Number of Private Banking Management Centers	35	31	12.90	
Corporate Partnerships	467	443	5.42	
Number of agents	1,004	990	1.41	
Telephone banking and Internet	3	3	0.00	
HEADCOUNT				
Number of employees (full-time equivalent)	3,269	3,111	5.08	

(1) 1Euro = 1.3621 US $

2.Introduction

The Bankinter Group's results for the year confirmed the positive earnings trend maintained, quarter by quarter, throughout 2004. Thus, the Bank showed an increase in net attributed income of 22.57% compared with the year-ago figure. Noteworthy in this connection were the excellent performance of fees, up 14.87% on 2003, and the sound progress of segments such as Private Banking, which grew by 15.29% after taxes, or SMEs, which rose by 5.79%. These figures reflect the robustness and sound management of certain major initiatives launched by the Bank in recent years and illustrate that Bankinter's value proposal, based on innovation, quality and a multichannel offering, has been perfectly understood by customers.

Particularly worthy of mention is the growth achieved by the SME segment despite the substantial investments made in 2004 and the expense incurred in opening new branches specializing in catering for customers of this kind. At year-end there were a total of 47 SME branches, 20 more than in December 2003. This expansion heralds excellent prospects for the segment in the coming years, which will be clearly reflected in earnings.

Bankinter continues to record positive business ratios, which taken as a whole mirror the strength of the Bank: ROE increased to 18.24%; ROA stood at 0.62%; the efficiency ratio was 50.44%; the ex-securitization nonperforming loan ratio was 0.21%, which is one of the best in the European banking industry; and earnings per share were €2.15, up 21.47% on the year-ago period.

2004 witnessed the consolidation of the substantial upturn experienced by the stock markets in 2003, although the rises in 2004 were somewhat more moderate and were confined to the later stages of the year. Despite the significant increase in oil prices, the weakness of the U.S. dollar and the terrorist attacks and threats, the stock markets managed to report growth at year-end and, in the case of the Spanish stock market (+15%), even record considerable increases, signaling a steady improvement in investor confidence. Against this backdrop, Bankinter's share price rose by 20.40% in the last 12 months to €39.19 at period-end.

Balance sheet and results

Bankinter's balance sheet as of December 31, 2004, showed substantial growth in the main aggregates. On- and off-balance-sheet customer funds amounted to €28,834 million at 2004 year-end, up 8.08%, including most notably mutual funds and pension funds, which increased by 9.51% and 22.74%, respectively. The Bank's credit facilities and loans of €18,744 million rose by 13.83% with respect to the same figure in 2003 and were up 15.33% excluding the effect of the securitizations performed since the last quarter of 2001.

Bankinter's income before taxes, which rose by 24.68% for the year ended December 31, continued its upward trend. The highlight of the income statement is the good performance of fees, which increased by 14.87% with respect to the same period in 2003, due largely to the progress of mutual funds and pensions. The variations in the main business margins were as follows: net interest revenue fell by 2.00%, basic margin by 2.56% and net operating income fell by 2.94%.

Also noteworthy throughout 2004 was the sound contribution made to the Bankinter Group's accounts by the insurance business, a trend that was confirmed by the year-end figures. In 2004 BK Seguros de Vida accounted for €20.4 million and Línea Directa Aseguradora contributed €16.6 million.

Nonperforming loans amounted to €54.40 million, equivalent to 0.21% of the Bank's computable risk assets, a substantial improvement with respect to the previous year. Similarly, the ratio of the recorded allowance to nonperforming loans was 794.71%, and both ratios were among the best of all European banks. Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk. Total loan loss provisions increased by 9.20% with respect to the same period in 2003. The statistical loan loss provisions that the Bank is required to record continue to reach the legally stipulated minimum.

On January 8, Bankinter paid the third 2004 interim dividend of €0.27258 per share, an increase of 10% with respect to the corresponding interim



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



81
80
79
78
77
76
75
Corporate Banking
Private Banking
Individuals
Small Bussines
Dec 03
Mar
Jun
Sep
Dec 04

By distribution channel



83
81
79
77
75
Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking
Dec 03
Mar
Jun
Sep
Dec 04

4.Customer activity

Bankinter's multichannel strategy is now firmly established in its customer business, as shown by the fact that 63% of customers use more than one channel in their dealings with the Bank. Customers do not restrict their transactions to a single model; by accepting and making full use of the Bank's value proposal, they operate with their accounts in the manner most convenient to them at any given time.

In 2004 the main channels substantially increased the volume of their transactions, the total number of which rose by 14 million. Once again in 2004, there was a steady increase in the relative importance of the remote channels, which now account for 66% of all transactions, compared with 48% five years ago. The most noteworthy of these channels is the Internet, which this year surpassed 330 million transactions (48% of the total figure).

Customer satisfaction with the quality of the service provided by the different segments and networks, measured using the Net Satisfaction Index (ISN), improved in all segments compared with the year-ago period.

Cross-selling increased quarter by quarter to an average of 6.2 products per customer, thus clearly evidencing the successful implementation of CRM techniques.

Lastly, the abandonment rate -abandonment is taken to mean almost total inactivity in a customer's account over a period of time- was 7.00%, a substantial improvement on the figure for 2003.



Evolución de transacciones por canal (%)


100
75
50
25
0
Porcentaje de transacciones
50%
52%
34%
1998
1999
2000
2001
2002
2003
4T2004
Móvil
Tarjetas
Internet
Banca Telefónica
Banca Electrónica
Red de Oficinas

Use of channels


39%
24%
37%
1 Channel
2 Channels
3 Channels

Products by customer


6.3
6.2
6.1
6.0
5.9
5.8
5.7
5.6
5.5
6.2
5.59
Number of products
Dec 03
Mar
Jun
Sep
Dec 04

Abandonment rate


9
8
7
6
5
4
7.86
7.00
% Annual rate
Dec 03
Mar
Jun
Sep
Dec 04



5.Balance sheet

Thousands of €	12/31/2004	12/31/2003	Variation Amount	%
Cash on hand and on deposit at central banks	170,761	164,900	5,861	3.55
Government debt securities	7,004,304	3,957,138	3,047,166	77.00
Due from banks	1,780,186	2,140,336	-360,150	-16.83
Credit facilities and loans (1)	18,744,814	16,466,953	2,277,861	13.83
Fixed-income securities	540,177	39,062	501,115	1282.87
Equity securities	198,774	188,715	10,059	5.33
Premises and equipment and intangibles	143,918	138,011	5,907	4.28
Treasury stock	12,865	11,965	900	7.52
Other assets	673,146	666,551	6,595	0.99
Accrual accounts	120,680	125,067	-4,387	-3.51
Losses at consolidated companies	16,648	31,092	-14,444	-46.46
Assets	**29,406,273**	**23,929,790**	**5,476,483**	**22.89**
Due to banks	7,034,405	3,477,344	3,557,061	102.29
Customer deposits	13,680,231	12,787,021	893,210	6.99
Marketable debt securities	5,845,580	4,907,576	938,004	19.11
Other liabilities	577,163	674,248	-97,085	-14.40
Accrual accounts	195,578	207,586	-12,008	-5.78
General risk allowance and other	270,724	287,339	-16,615	-5.78
Consolidated income	177,879	148,782	29,097	19.56
Subordinated liabilities	347,767	297,767	50,000	16.79
Minority interests	343,165	269,519	73,646	27.32
Paid-in capital	115,276	113,916	1,360	1.19
Reserves	730,682	690,503	40,179	5.82
Reserves at consolidated companies	87,823	68,189	19,634	28.79
Liabilities and shareholders´ equity	**29,406,273**	**23,929,790**	**5,476,483**	**22.89**
(1) Credit facilities and loans ex-securitization	23,654,000	20,509,859	3,144,141	15.33



6.Customer funds and lending

Thousands of €	12/31/2004	12/31/2003	Variation Amount	%
CUSTOMER FUNDS				
Customer deposits	13,680,231	12,787,021	893,210	6.99
Government entities	435,106	327,239	107,867	32.96
Residents	12,881,703	12,099,293	782,410	6.47
Sight deposits	6,245,005	5,451,661	793,344	14.55
Time deposits	2,254,625	2,222,693	31,932	1.44
Securities sold under repurchase agreement	4,382,073	4,424,939	-42,866	-0.97
Nonresidents	363,422	360,489	2,933	0.81
Marketable debt securities	5,845,580	4,907,576	938,004	19.11
Total	**19,525,811**	**17,694,597**	**1,831,214**	**10.35**
Off-balance-sheet managed funds	**9,308,247**	**8,983,204**	**325,043**	**3.62**
of wich:				
Mutual funds	7,517,691	6,864,955	652,736	9.51
Pension funds	720,463	586,966	133,497	22.74
CREDIT FACILITIES AND LOANS				
Loans to government entities	19,558	20,920	-1,362	-6.51
Loans to resident borrowers	18,680,247	16,362,382	2,317,865	14.17
Commercial bills	1,207,216	1,059,757	147,459	13.91
Secured loans	12,994,794	11,394,023	1,600,771	14.05
Lease receivables	642,706	574,000	68,706	11.97
Other loans	3,835,531	3,334,602	500,929	15.02
Nonresident borrowers	384,672	368,049	16,623	4.52
Nonperforming loans	53,152	61,948	-8,796	-14.20
Subtotal	**19,137,629**	**16,813,299**	**2,324,330**	**13.82**
Loan loss allowance (excluding off-balance-sheet risks)	392,815	346,346	46,469	13.42
Total	**18,744,814**	**16,466,953**	**2,277,861**	**13.83**
Total ex-securitization	**23,654,000**	**20,509,859**	**3,144,141**	**15.33**



7.Analysis of credit risk

Thousands of €	12/31/2004	12/31/2003	Variation Amount	%
Risk exposure ex-securitization	26,226,233	23,025,631	3,200,602	13.90
Total nonperforming balances	54,399	64,664	-10,265	-15.87
Total allowances	432,315	395,883	36,432	9.20
Mandatory allowances	432,315	395,883	36,432	9.20
Specific	21,474	35,441	-13,967	-39.41
General	188,947	170,282	18,665	10.96
Statistic	221,894	190,160	31,734	16.69
Nonperforming loans/total risk exposure ex-securitization (%)	0.21	0.28	-0.07	-25.00
Nonperforming loans/total risk exposure (%)	0.25	0.35	-0.10	-28.57
Nonperforming mortgage loans ratio ex-securitization (%)	0.12	0.16	-0.04	-23.07
Recorded allowance/nonperforming loans (%)	794.71	612.22	182.50	29.81
Recorded allowance/unsecured nonperforming loans (%)	693.95	520.73	173.22	33.27

Variations in nonperforming loans

Thousands of €	12/31/2004	12/31/2003	Variation Amount	%
Opening balance (January 1)	64,664	63,172	1,492	2.36
+ Additions	104,601	124,957	-20,356	-16.29
- Recoveries	96,256	110,671	-14,415	-13.03
- Write-offs	18,610	12,794	5,816	45.46
Ending balance (June 30)	54,399	64,664	-10,265	-15.87
Balance of foreclosed assets	6,888	9,165	-2,277	-24.84

Nonperforming loans and allowances



432.32
450
400
350
395.88
300
250
200
150
100
64.66
54.40
50
Millions of euros
Dec 03
Mar
Jun
Sep
Dec 04
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



794.71
800
770
740
710
680
650
620
590
560
612.22
%
Dec 03
Mar
Jun
Sep
Dec 04

8.Comparative income statements

Thousands of €	2004		2003		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**26.447.082**	**100**	**24.305.485**	**100**	**2.141.597**	**8.81**
Interest and similar revenues	837.844	3.17	886.273	3.65	-48.429	-5.46
of which: fixed-income securities	191.459	0.72	165.359	0.68	26.100	15.78
- Interest and similar expenses	450.860	1.70	484.565	1.99	-33.705	-6.96
+ Equities portfolio revenues	16.006	0.06	9.487	0.04	6.519	68.72
= Net interest income	**402.990**	**1.52**	**411.195**	**1.69**	**-8.205**	**-2.00**
+ Fees and commissions, net	175.078	0.66	152.420	0.63	22.658	14.87
= Basic income	**578.068**	**2.19**	**563.615**	**2.32**	**14.453**	**2.56**
+ Revenue from financial transactions	27.353	0.10	29.494	0.12	-2.141	-7.26
= Total net ordinary revenue	**605.421**	**2.29**	**593.109**	**2.44**	**12.312**	**2.08**
- General administrative expenses	305.358	1.15	285.471	1.17	19.887	6.97
a) Personnel expenses	168.220	0.64	159.906	0.66	8.314	5.20
b) Other administrative expenses	137.138	0.52	125.565	0.52	11.573	9.22
- Depreciation and write-down of tangible and intangible assets	15.931	0.06	16.961	0.07	-1.030	-6.07
+ Other operating items	-253	0.00	1.804	0.01	-2.057	-114.02
= Net operating income	**283.879**	**1.07**	**292.481**	**1.20**	**-8.602**	**-2.94**
+/- Gains (losses) on companies carried by the equity method	34.165	0.13	24.739	0.10	9.426	38.10
- Amortization of goodwill in consolidation	1.416	0.01	2.628	0.01	-1.212	-46.12
+ Gains (losses) on Group transactions	-47	0.00	64.216	0.26	-64.263	-100.07
- Write-offs and provisions for loan losses	51.382	0.19	131.476	0.54	-80.094	-60.92
of which: Statistical loan loss allowance	31.733	0.12	91.997	0.38	-60.264	-65.51
- Write-down of long-term financial investments	-186	0.00	-251	0.00	65	25.90
+/- Extraordinary income	1.185	0.00	-33.783	-0.14	34.968	103.51
= Income before taxes	**266.570**	**1.01**	**213.800**	**0.88**	**52.770**	**24.68**
- Corporate income tax	88.691	0.34	65.018	0.27	23.673	36.41
= Net consolidated income	**177.879**	**0.67**	**148.782**	**0.61**	**29.097**	**19.56**
- Income (loss) attributed to minority	14.808	0.05	15.740	0.06	-932	-5.92
= Income (loss) attributed to the Group	**163.071**	**0.62**	**133.042**	**0.55**	**30.029**	**22.57**



Income attributed to the Group



50
45
40
35
30
Millions of euros
46.88
34.49
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004

9. Quarterly statements of income

Thousands of €	2004						2003
		Variation					
	4th Q	4Q04/4Q03	4Q04/3Q04	3rd Q	2nd Q	1st Q	4th Q
Interest and similar revenues	228.410	9.76%	11.02%	205.742	203.582	200.110	208.099
of which: fixed-income securities	55.564	45.93%	20.60%	46.072	48.331	41.492	38.075
- Interest and similar expenses	127.982	14.99%	18.01%	108.448	107.043	107.387	111.295
+ Equities portfolio revenues	459	-37.55%	-78.00%	2.086	6.998	6.463	735
= Net interest income	**100.887**	**3.43%**	**1.52%**	**99.380**	**103.537**	**99.186**	**97.539**
+ Fees and commissions, net	50.310	20.97%	24.34%	40.461	40.865	43.442	41.589
= Basic income	**151.197**	**8.67%**	**8.12%**	**139.841**	**144.402**	**142.628**	**139.128**
+ Revenue from financial transactions	17.470	34.31%	-2342.62%	-779	4.104	6.558	13.007
= Total net ordinary revenue	**168.667**	**10.87%**	**21.29%**	**139.062**	**148.506**	**149.186**	**152.135**
- General administrative expenses	94.074	18.21%	41.20%	66.624	74.581	70.079	79.582
a) Personnel expenses	47.853	13.14%	20.76%	39.627	41.167	39.573	42.297
b) Other administrative expenses	46.221	23.97%	50.46%	30.720	31.132	29.065	37.285
- Depreciation and write-down of tangible and intangible assets	4.247	8.90%	4.73%	4.055	3.853	3.776	3.900
+ Other operating items	272	-49.63%	-205.43%	-258	-254	-13	540
= Net operating income	**70.618**	**2.06%**	**9.65%**	**64.402**	**72.100**	**76.759**	**69.193**
+/- Gains (losses) on companies carried by the equity method	11.084	10.27%	1.26%	10.946	7.397	4.738	10.052
- Amortization of goodwill in consolidation	354	-5.35%	0.00%	354	354	354	374
+ Gains (losses) on Group transactions	-95	-115.83%	65.07%	-272	17	303	600
- Write-offs and provisions for loan losses	18.683	41.54%	83.74%	10.168	11.327	11.204	13.200
of which: Statistical loan loss allowance	10.445	431.01%	118.74%	4.775	6.137	10.376	1.967
- Write-down of long-term financial investments	-185	-4525.00%	-	-1	0	0	-4
+/- Extraordinary income	13.031	-284.03%	896.52%	-1.636	-5.198	-5.012	-7.081
= Income before taxes	**75.786**	**28.03%**	**20.45%**	**62.919**	**62.635**	**65.230**	**59.194**
- Corporate income tax	25.781	24.84%	30.39%	19.772	20.501	22.637	20.651
= Net consolidated income	**50.005**	**29.74%**	**15.89%**	**43.147**	**42.134**	**42.593**	**38.543**
- Income (loss) attributed to minority	3.122	-22.99%	-18.66%	3.838	3.924	3.924	4.054
= Income (loss) attributed to the Group	**46.883**	**35.94%**	**19.27%**	**39.309**	**38.210**	**38.669**	**34.489**


Basic income
160
150
140
130
151.97
139.13
Millions of euros
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004


Net operating income
85
75
65
55
45
70.62
69.19
Millions of euros
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004

10.Fees

Thousands of €	12/31/2004	12/31/2003	Variation Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	14,115	16,020	-1,905	-11.89
Fees ceded to agents, virtual banking	34,545	29,755	4,790	16.10
Total fees paid	**48,660**	**45,775**	**2,885**	**6.30**
FEES RECEIVED				
Guarantees and L/C	13,675	13,810	-135	-0.98
Foreign exchange	7,290	7,969	-679	-8.52
Collections and payments	62,012	58,183	3,829	6.58
Trade notes and drafts	13,458	13,646	-188	-1.38
Demand deposits	8,761	7,143	1,618	22.65
Credit and debit cards	33,307	30,826	2,481	8.05
Checks	1,627	2,039	-412	-20.21
Payment orders	4,859	4,529	330	7.29
Securities services	28,537	28,711	-174	-0.61
Securities underwriting and placement	271	919	-648	-70.51
Securities purchases and sales	10,778	12,320	-1,542	-12.52
Administration and custody	17,488	15,472	2,016	13.03
Marketing of nonbank financial products	69,431	58,213	11,218	19.27
Of which: mutual fund mgt. fees	61,112	52,266	8,846	16.92
Other fees	42,793	31,309	11,484	36.68
Total fees received	**223,738**	**198,195**	**25,543**	**12.89**
FEES & COMMISSIONS, NET	**175,078**	**152,420**	**22,658**	**14.87**



11.Yields and costs

data in %	As 31 of december 2004		2003	
	weighting	rate	weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1.20	1.50	1.24	1.68
Government debt securities	19.62	3.36	14.84	3.73
Due from banks	7.79	3.48	9.65	4.12
Credit facilities and loans	63.71	3.38	65.58	3.88
Fixed-income securities	2.64	2.48	4.30	2.94
Equity securities	1.09	5.56	0.84	4.63
Average earning assets	**96.05**	**3.36**	**96.45**	**3.82**
Other assets	3.95		3.55	
Average total assets a)	**100.00**	**3.23**	**100.00**	**3.69**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	19.61	2.69	19.46	3.32
Customer funds	68.52	1.64	69.52	1.87
Customer deposits	52.08	1.48	53.39	1.70
Deposits	36.81	1.26	39.09	1.47
Securities sold under repurchase agreement	15.27	2.02	14.30	2.33
Marketable debt securities	16.43	2.13	16.13	2.40
Subordinated liabilities	1.20	4.76	0.97	5.21
Average interest-bearing funds	**89.32**	**1.91**	**89.95**	**2.22**
Other liabilities	10.68		10.05	
Average total funds b)	**100.00**	**1.70**	**100.00**	**1.99**
Net interest margin a-b		**1.52**		**1.69**
Customer spread		**1.75**		**2.02**



12.Quarterly yields and costs

data in %	4Q03		1Q04		2Q04		3Q04		4Q04	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
ASSETS										
Cash on hands and on deposit at central banks	1.25	1.46	1.19	1.74	1.18	1.50	1.21	1.58	1.21	1.23
Government debt securities	16.18	3.46	18.34	3.35	19.39	3.35	19.56	3.27	21.05	3.44
Due from banks	12.10	3.30	9.94	3.08	7.57	3.80	6.27	3.80	7.47	3.42
Credit facilities and loans	64.10	3.58	62.67	3.43	62.33	3.39	65.84	3.32	63.94	3.40
Fixed-income securities	1.93	2.52	1.55	2.12	4.13	2.51	2.79	2.35	2.16	2.80
Equity securities	0.81	1.45	1.40	7.20	1.33	8.21	0.95	3.36	0.72	0.90
Average earning assets	**96.36**	**3.46**	**95.10**	**3.39**	**95.93**	**3.42**	**96.62**	**3.29**	**96.55**	**3.35**
Other assets	3.64		4.90		4.07		3.38		3.45	
Average total assets a)	**100.00**	**3.33**	**100.00**	**3.22**	**100.00**	**3.28**	**100.00**	**3.18**	**100.00**	**3.23**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	18.41	3.05	17.85	2.73	19.58	2.57	18.52	2.56	22.26	2.86
Customer funds	69.47	1.67	69.61	1.62	68.65	1.61	69.50	1.62	66.46	1.68
Customer deposits	52.12	1.51	51.60	1.46	52.95	1.46	54.09	1.49	49.87	1.52
Deposits	37.03	1.31	36.61	1.22	36.94	1.24	37.96	1.26	35.82	1.32
Securities sold under repurchase agreement	15.09	2.02	14.99	2.05	16.01	1.98	16.14	2.03	14.04	2.02
Marketable debt securities	17.35	2.14	18.01	2.10	15.70	2.13	15.41	2.09	16.59	2.17
Subordinated liabilities	1.20	4.59	1.16	5.13	1.15	4.96	1.25	4.59	1.23	4.44
Average interest-bearing funds	**89.08**	**1.99**	**88.61**	**1.89**	**89.38**	**1.87**	**89.27**	**1.86**	**89.95**	**2.01**
Other liabilities	10.92		11.39		10.62		10.73		10.05	
Average total funds b)	**100.00**	**1.78**	**100.00**	**1.68**	**100.00**	**1.67**	**100.00**	**1.66**	**100.00**	**1.81**
Net interest margin a-b		**1.56**		**1.55**		**1.61**		**1.52**		**1.42**
Customer spread		**1.91**		**1.81**		**1.78**		**1.70**		**1.72**

Evolution Customer spread



2.50
2.25
2.00
1.75
1.50
1.91
1.72
Annualize quarterly rate
Dec 03
Mar
Jun
Sep
Dec 04

Return on lending and Cost of customer funds



5
4
3
2
1
3.58
3.40
1.67
1.68
Annualize quarterly rate
Dec 03
Mar
Jun
Sep
Dec 04
Cost of customer funds
Return on lending

13. Contribution by business area

Thousands of €	12/31/2004	12/31/2003	Variation Amount	Variation %
Customer segments	171.020	165.086	5.934	3.59%
PFS	12.995	11.937	1.058	8.86%
Private Banking	26.165	22.694	3.471	15.29%
Corporate Banking	35.278	34.411	867	2.52%
Individuals	70.068	69.334	734	1.06%
Small Businesses	21.581	20.400	1.181	5.79%
Non resident individuals	4.933	6.310	-1.377	-21.82%
Capital market	14.059	18.710	-4.651	-24.86%
Other businesses	11.193	46.392	-35.199	-75.87%
General-Purpose and Statistical allowances	-32.644	-79.561	46.917	-58.97%
Corporate Center	-557	-17.585	17.028	-96.83%
Income after taxes attributed to the Group	**163.071**	**133.042**	**30.029**	**22.57%**
Pro memoria (before taxes):				
Statistical loan loss allowance	31.733	91.997	-60.264	-65.51%
Mutual fund fees	74.457	63.688	10.769	16.91%



14.Shareholders' equity and rating

Thousands of €			Variation	
	12/31/2004	12/31/2003	Amount	%
Paid-in capital and reserves	998,603	902,143	96,460	10.69
Minority interests	343,165	269,519	73,646	27.32
Revaluation reserve	-22,227	-22,225	-2	-0.01
Treasury stock	-12,865	-11,965	-900	7.52
Intangible assets and others	-46,820	-32,322	-14,498	44.86
Tier 1	**1,259,856**	**1,105,150**	**154,706**	**14.00**
Revaluation reserve	22,227	22,225	2	0
General allowances	5,517	7,925	-2,408	-30.38
Subordinated debt financing	304,707	270,227	34,480	12.76
Recorded general loan loss allowance	307,426	290,445	16,981	5.85
Tier 2	**639,877**	**590,822**	**49,055**	**8.30**
Capital Base	**1,899,733**	**1,695,972**	**203,761**	**12.01**
Risk-weighted assets	16,093,359	13,803,997	2,289,362	16.58
Tier 1 (%)	7.83	8.01	-0.18	-2.27
Tier 2 (%)	3.98	4.28	-0.30	-7.10
Capital ratios (%)	11.80	12.29	-0.49	-3.96
Excess	612,265	591,653	20,612	3.48

Ratings

	Short Term	Long Term
Moody´s	P	Aa3
Standard & Poor´s	A1	A
Fitch	F1	A+



15. Creation of shareholder value



Period per share data (€)

Earnings per share	2.15
Dividend per share	1.05
Book value per share	13.18
Price at beginning of year	32.55
Low	28.50
High	39.95
Closing price	39.19
Appreciation in last quarter (%)	11.65
Appreciation in last 12 months (%)	20.40
Stock market ratios	
Price/Book value (times)	2.97
PER (price/earnings, times)	18.23
Dividend yield (%)	2.68
Number of shareholders	110,516
Number of shares	76,850,452
Number of shares held by nonresidents	23,242,786
Average daily trading (number of shares)	241,669
Average daily trading (thousands of euros)	7,946

Variations in earnings and dividend per share


0.60
0.50
0.40
0.30
0.20
Millions of euros
0.62
0.46
0.27
0.25
Dec 03
Mar
Jun
Sep
Dec 04
EPS
DPS

Bankinter's market capitalization trend


3,500
3,250
3,000
2,750
2,500
2,250
2,000
Millions of euros
3,011.77
2,471.98
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004

16.People

	12/31/2004	12/31/2003	Variation Amount	%
Number of employees (*)	3,269	3,111	158.00	5.08
Average length of service of employees (in years)	11.12	10.73	0.39	3.63
Average age (in years)	36.99	37.08	-0.09	-0.24
Men (%)	55.15	55.48	-0.33	-0.59
Woman (%)	44.85	44.52	0.33	0.74
Employees who telework (%)	86.90	86.40	0.50	0.58
Internal job rotation (%)	28.79	27.71	1.08	3.90
External turnover (%)	8.14	5.82	2.32	39.86
Employees with university degrees and postgraduate studies (%)	67.05	66.51	0.54	0.81

(*) Full-time equivalent



17.Quarterly events

>> SOCIAL ACTION

The net assets of the Bankinter Solidaridad FIM mutual fund reached €12 million in the quarter. Its fees, all of which are assigned to social action projects, enabled a new Red Conecta center to be opened in Puente de Vallecas on November 17, exactly one year after the fund was set up.

In December Bankinter entered into a cooperation agreement with the Spanish State Confederation for the Deaf (CNSE Foundation), a nonprofit organization which has focused since its creation on promoting the development and social inclusion of deaf people and their families. The agreement is intended to provide the deaf with a link to the banking world through new technology.

In addition, a similar agreement was entered into with Fundación ONCE, whereby the Bank undertook to make its Internet pages and physical branches more accessible to the blind and partially sighted, thereby improving their quality of life.

>> MOBILITY

As part of its innovative strategy, in this quarter Bankinter presented a number of revolutionary wireless telephony banking projects which have firmly established the wireless telephone as one of the components of the Bank's multichannel offering.

This whole range of wireless telephony services is based on different technologies which, according to the product in question, vary from the most basic, such as GSM, to 2.5G telephony or above, which in addition to enabling the Bank to reach virtually all users, places it in an unrivalled position for the final implementation of the latest-generation wireless technologies.

The important role already played by this channel at Bankinter, despite the fact that it is still very much in its infancy, is evidenced by the fact that transactions using mobile telephones already account for 3% of all transactions performed at the Bank. Furthermore, customers already value this channel very highly; it has achieved excellent levels of satisfaction, with a Net Satisfaction Index (ISN) of 85. The aspects to which customers attach particular importance are the security of the system (which has an ISN of 98.90%) and above all its user-friendliness, with which a mere 0.30% of users were dissatisfied.

>> FUNDACIÓN DE LA INNOVACIÓN

The "Fundación de la Innovación Bankinter" was created in 2003 to increase social awareness of technology and to further consolidate technological innovation as a cultural value and as a standard of conduct in the Spanish business world. Its principal project, the "Future Trends Forum" (FTF) continued this quarter with its round of presentations in various Spanish cities, disseminating the conclusions drawn from the meetings of its forum of international experts.

Conferences were held on 3G (the theme of the second FTF forum) in Bilbao, Valencia and Barcelona and on RFID (Radio Frequency Identification) in Seville.

In addition, the third FTF meeting was held in Madrid on December 1, 2 and 3. The trend selected by the members of the Forum, which was the focus of all the talks and debates, was *Gene Medicine, or Personalized Medicine.*

>> AWARDS AND ACKNOWLEDGEMENTS

According to Global Investor magazine, a publication that specializes in the analysis of mutual funds in Europe, Gesbankinter came top in the ranking of medium-sized equity fund managers. The study included more than 50 fund managers throughout Europe. Gesbankinter scored an average of 4.11 in the 19 classified funds, which is considerably higher than the fund that came second.

Corporate Social Responsibility has an increasingly significant impact on companies' value and reputations. Bankinter continues to be one of the few Spanish companies included in one of the most demanding and prestigious Corporate Social Responsibility indexes: the FTSE4Good Europe. This index measures social responsibility on the basis of internationally accepted codes of conduct and of an analysis of companies which values the efforts made in matters relating to the environment, social action, stakeholder relations, and, naturally, respect for human rights.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM



BANKINTER